(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

September 30, 2020

(Unaudited – in U.S. Dollars)

Notice to Reader:

The Company's independent auditor has not reviewed these condensed interim consolidated financial statements. These statements have been prepared by and are the responsibility of the Company's management. This notice is being provided under National Instrument 51‐102 – Continuous Disclosure Obligations.

Quaterra Resources Inc.

Condensed Interim Consolidated Statements of Financial Position
(Unaudited ‐ in thousands of U.S. Dollars)

	Note	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents		$1,242	$1,812
Other receivables		3	3
Marketable securities	3	728	165
Prepaid and deposit		4	4
		1,977	1,984
Non‐current assets:
Mineral properties	4	27,922	28,679
Reclamation bonds		34	34
		27,956	28,713
Total Assets		$29,933	$30,697
Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$97	$112
Convertible notes	5	‐	402
Derivative liabilities ‐ convertible	6	‐	150
		97	664
Non‐current liability
Derivative liabilities ‐ warrants	6	62	26
Total Liabilities		159	690
Shareholders' Equity
Share capital		101,553	101,424
Contributed surplus		19,406	19,212
Deficit		(91,185)	(90,629)
		29,774	30,007
Total Liabilities and Shareholders' Equity		$29,933	$30,697

See the accompanying notes to the condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors on November 10, 2020:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

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Quaterra Resources Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited ‐ In thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
General administrative expenses
General office		$20	$21	$48	$70
Insurance		28	44	45	61
Investor relations and corporate development		24	35	66	189
Professional fees		11	1	28	44
Rent		35	30	93	94
Salaries and benefits		200	202	512	624
Transfer agent and regulatory		8	12	40	62
Travel		‐	5	13	26
		(326)	(350)	(845)	(1,170)
Fair value gain on derivative liabilities	6	(1)	135	79	155
Foreign exchange gain (loss)		24	(9)	22	(23)
General exploration		(116)	‐	(116)	(16)
(Loss) gain on settlement of convertible notes		(26)	2	(26)	2
Unrealized gain on marketable securities	3	222	64	563	86
Interest expense and other		(11)	(28)	(58)	(152)
Share‐based compensation		(3)	(7)	(175)	(117)
		89	157	289	(65)
Loss and comprehensive loss for the period		$(237)	$(193)	$(556)	$(1,235)
Loss per share ‐ basic and diluted		$(0.00)	$(0.00)	$(0.00)	$(0.01)
Weighted average number of common shares outstanding		218,400,393	209,067,522	217,913,420	205,755,523

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.

Condensed Interim Consolidated Statements of Cash Flow
(Unaudited ‐ In thousands of U.S. Dollars)

		Nine months ended September 30,
		2020	2019
Operating activities
Net loss for the period		$(556)	$(1,235)
Items not involving cash:
Fair value gain on derivative liabilities		(79)	(155)
Foreign exchange (gain) loss		(22)	23
Loss (gain) on settlement of convertible notes		26	(2)
Interest and convertible accretion		72	172
Unrealized gain on marketable securities		(563)	(86)
Share‐based compensation		175	117
		(947)	(1,166)
Changes in non‐cash working capital
Other receivable		‐	(1)
Prepaid		‐	4
Accounts payable and accrued liabilities		(10)	(238)
		(957)	(1,401)
Financing activities
Shares issued for cash		19	132
Convertible repaid in cash		(381)	‐
Loan		‐	(311)
Related party loan payable		‐	(218)
		(362)	(397)
Investing activities
Expenditures on mineral properties		(1,116)	(1,421)
Net proceeds from water rights sale		1,868	5,685
Reclamation bonds		‐	28
		752	4,292
Effect of foreign exchange on cash		(3)	(12)
(Decrease) increase in cash and cash equivalents		(570)	2,482
Cash and cash equivalents, beginning of period		1,812	47
Cash and cash equivalents, end of period		$1,242	$2,529
Supplemental cash flow information
Exploration expenditures included in accounts payable		$22	$124
Interest paid in cash		$76	$44
Shares issued for interest	$	‐	$45

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.

Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited ‐ In thousands of U.S. Dollars, except for shares)

			Contributed
	Number of shares	Share capital	surplus	Deficit	Total Equity
Balance, December 31, 2018	200,969,314	$100,729	$18,820	$(88,918)	$30,631
Shares issued for cash	3,000,000	113	‐	‐	113
Shares issued for convertible notes	12,846,296	547	313	‐	860
Shares issued for stock options exercised	400,000	35	(16)	‐	19
Share‐based compensation	‐	‐	117	‐	117
Net loss for the period	‐	‐	‐	(1,235)	(1,235)
Balance, September 30, 2019	217,215,610	$101,424	$19,234	$(90,153)	$30,505

Balance, December 31, 2019	217,215,610	$101,424	$19,212	$(90,629)	$30,007
Shares issued for convertible notes	1,000,000	94	35	‐	129
Shares issued for stock options exercised	500,000	35	(16)	‐	19
Share‐based compensation	‐	‐	175	‐	175
Net loss for the period	‐	‐	‐	(556)	(556)
Balance, September 30, 2020	218,715,610	$101,553	$19,406	$(91,185)	$29,774

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

1. NATURE OF OPERATIONS AND LIQUIDITY RISK

Quaterra Resources Inc. (together with its subsidiaries, "Quaterra" or the "Company") is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 ‐ 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

The Company acquires mineral properties through option or lease agreements and defers all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on the existence of economically recoverable mineral reserves and the Company's ability to acquire new properties and obtain funding to complete the exploration activities.

These condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the business's normal course. As of September 30, 2020, the Company had a working capital of $1,880,000 and received $1,868,000 net proceeds of water rights sale in July 2020 (note 4). The Company believes that it has sufficient funds to sustain its operations for at least the next 12 months. However, as the COVID‐19 outbreak's impact is yet to be fully determined, it may have a material effect on the Company's financial position, results of operations, and cash flow in future periods.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICY CHANGE

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared under International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Company's significant accounting policies and critical accounting estimates applied in these financial statements are consistent with those described in Note 2 of the Company's audited consolidated financial statements for the year ended December 31, 2019.

b. Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information is considered to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required.

3. MARKETABLE SECURITIES

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. with a market value of $728,000 (December 31, 2019 ‐ $165,000). During the nine months ended September 30, 2020, a $563,000 gain was recognized in the statement of loss and comprehensive loss.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

4. MINERAL PROPERTIES

The Company owns a 100% interest in the MacArthur and Yerington properties and can earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada, and a 90% interest in Groundhog property in Alaska.

On December 19, 2019, the Company announced two separate agreements to sell certain primary groundwater rights associated with its Yerington property to Desert Pearl and Desert Hills Dairy, LLC. In July 2020, the Company closed these water rights sales and received total proceeds of $1,868,117.

As of September 30, 2020, total mineral property maintenance and exploration costs are listed in the table below:

(In thousands of U.S. Dollars)	MacArthur	Yerington	Bear	Wassuk	Groundhog	Butte Valley	Total
Balance, December 31, 2019	18,504	5,187	1,267	1,215	2,320	186	28,679
Property maintenance	159	73	93	255	‐	165	745
Geological & mapping	4	‐	‐	‐	3	‐	7
Geophysical & survey	‐	‐	‐	‐	40	‐	40
Assay & labs	3	‐	‐	‐	‐	‐	3
Environmental	‐	121	‐	‐	‐	‐	121
Overhead and community	‐	8	‐	‐	50	1	59
Technical study	131	‐	‐	‐	5	‐	136
	297	202	93	255	98	166	1,111
Proceeds from water rights sale		(1,868)					(1,868)
Balance, September 30, 2020	18,801	5,389	1,360	1,470	2,418	352	27,922

a) Bear Deposit, Nevada

The Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, as amended, the Company is required to make approximately $5,423,290 in cash payments over 11 years ($4,736,290 paid) to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties.

Outstanding payments due under the five option agreements by year are as follows:

∙ $193,000 due in 2020 ($93,000 paid);

∙ $193,000 each due in 2021 and 2022 respectively,

∙ $201,000 due in 2023, and

∙ $50,000 in 2024.

b) Wassuk, Nevada

The Company has an option, further amended in September 2020, to earn a 100% interest in specific unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1,405,000 in cash payments ($1,155,000 paid) and incur a work commitment of $50,000 ($92,112 incurred) by August 1, 2021. The final option payment of US$250,000 is due by August 1, 2021.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500,000.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

c) Groundhog, Alaska

On April 25, 2017, the Company announced it signed a five‐year lease agreement, amended to six years, with Chuchuna Minerals Company ("Chuchuna") to earn a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska. To earn the 90% interest, the Company must fund a total of $5,000,000 ($2,418,000 funded) of exploration expenditure and make a lump sum payment to Chuchuna of $3,000,000 by April 20, 2023.

The Company must fund a minimum of $500,000 each year with excessive funding in any one year carried forward to the following year. The Company had met the annual work commitments up to date. The Company can terminate the agreement at its discretion.

d) Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC, to earn a 100% interest in 600 unpatented mining claims in White Pine County, Nevada, for $600,000 ($50,000 paid) over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years for $5,000,000.

On December 3, 2019, the Company entered another option agreement with Nevada Select Royalty, Inc., to purchase a 100% interest in 78 unpatented claims associated with the Butte Valley project for $250,000 ($15,000 paid) over five years. Nevada Select Royalty will retain a 2% NSR, of which Quaterra can purchase 1% for $10,000,000.

Aggregate payments to maintaining the two option agreements by year are as follows:

∙ $20,000 due 2019 (paid);

∙ $80,000 due in 2020 ($45,000 paid);

∙ $100,000 due in 2021;

∙ $150,000 due in 2022; and

∙ $250,000 each due in 2023 and 2024.

5. CONVERTIBLE NOTES

On August 28, 2018, and September 20, 2018, the Company completed non‐brokered private placements in tranches through convertible debentures for gross proceeds of $550,000 and Canadian dollars ("CAD") 550,000 each. The convertible debentures bear simple interest at a rate of 10% per annum, payable in arrears and mature on August 28, 2022, and September 20, 2022, respectively. Interest may be paid in cash or shares at the noteholders' option, subject to regulatory approvals in the case of share payments.

The principal amount is convertible into units at $0.05 or CAD 0.065 per unit in the first 12 months and $0.075 or CAD 0.10 thereafter until the maturity date. Each unit consists of one common share and one warrant of the Company exercisable at $0.05 or CAD 0.065 per share, expiring August 28, 2022, and September 20, 2022. The convertible notes are secured against the assets of the Company.

In August 2019, $550,000 and CAD 50,000 notes were converted into units, comprising 11,769,230 shares and 11,769,230 warrants.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

In August 2020, CAD 100,000 notes were converted into units at CAD 0.10, comprising 1,000,000 common share and 1,000,000 warrants. On August 28, 2020, the Company repaid the remaining principal of CAD 400,000 and accrued interest of CAD 99,233 in cash.

The share capital for the CAD 100,000 conversion was valued as $94,000 using the Company's closing share price on the conversion dates—the residual amount of $35,000 was allocated to the warrants and recognized in contributed surplus.

Interest and accretion expense for the convertible notes in the nine months ended September 30, 2020, was $72,000 (September 30, 2019 ‐ $172,000).

The Company evaluated the convertible debentures and determined the conversion feature is a derivative liability based on the fact the conversion into units could result in a variable number of shares to be issued.

(In thousands of U.S. Dollars)		Convertible debenture
Cash received		$973
Transaction costs		(11)
Derivative liability		(343)
Fair value of convertible debt component at date of issue		619
Interest expense and accretion		102
Balance, December 31, 2018		721
Settlement of convertible notes		(522)
Interest payments		(57)
Interest expense and accretion		260
Balance, December 31, 2019		402
Interest expense and accretion		72
Settlement of convertible notes		(398)
Interest payment		(76)
Balance, September 30, 2020	$	‐

6. DERIVATIVE LIABILITIES

Warrants that are exercisable in CAD and the convertible notes' conversion feature are classified as derivative liabilities carried at fair value at each reporting date.

As of September 30, 2020, the derivative liabilities were revalued using the weighted average assumptions: volatility of 106%, the weighted expected term of two years, a discount rate of 0.36% and a dividend yield of 0%.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

(In thousands of U.S. Dollars)	Derivative liabilities
Balance, December 31, 2017	$587
Derivative related to convertible notes	343
Change in fair value estimates	(358)
Balance, December 31, 2018	572
Change in fair value estimates	(105)
Fair value of warrants issued on conversion	(291)
Balance, December 31, 2019	176
Change in fair value estimates	(79)
Fair value of warrants issued on conversion	(35)
Balacne, September 30,2020	$62

7. WARRANTS AND STOCK OPTIONS

a) Share purchase warrants

The Company had the following warrants outstanding:

Expiry date	Exercise price		September 30, 2020	December 31, 2019
August 28, 2022		$0.05	11,000,000	11,000,000
August 28, 2022	CAD	0.065	1,000,000	‐
September 20, 2022	CAD	0.065	769,230	769,230
			12,769,230	11,769,230

b) Stock options

The table below presents changes in stock options during the nine months ended September 30, 2020:

	Number of	Weighted Average Exercise Price
	Options	(CAD)
Outstanding, December 31, 2019	14,495,000	0.08
Granted	3,175,000	0.08
Expired	(2,480,000)	(0.13)
Exercised	(500,000)	(0.05)
Outstanding, September 30, 2020	14,690,000	0.07
Exercisable, September 30, 2020	14,490,000	0.07

The following table summarizes information about stock options outstanding by expiry dates:

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD$)	September 30, 2020	December 31, 2019
December 31, 2019*	0.05	‐	400,000
March 26, 2020	0.05	‐	200,000
July 16, 2020	0.13	‐	2,380,000
April 14, 2021	0.065	2,795,000	2,795,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,370,000	2,370,000
June 21, 2024	0.065	2,950,000	2,950,000
August 8, 2024	0.06	500,000	500,000
June 20, 2025	0.08	3,175,000	‐
		14,690,000	14,495,000

*400,000 stock options exercised at CAD 0.05 per share on December 31, 2019; shares were issued on January 3, 2020, due to the holiday season.

The Company used the following assumptions in the Black‐Scholes option pricing model: volatility 100%, risk‐ free interest rate 0.36%, expected life five years, forfeiture rate and expected dividend yield 0%.

The share based compensation expneses were allocated as follow:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. Dollars)	2020	2019	2020	2019
Consultants	$3	$7	$63	$38
Directors and officers	‐	‐	85	60
Employees	‐	‐	27	19
	$3	$7	$175	$117

8. RELATED PARTY TRANSACTIONS

a) Key management comprises directors and executive officers. In the event of a change of control, certain executive officers are entitled to termination benefits equal to the amount that would have been paid during the unexpired term of their employment agreement, and others to the equivalent of either one or two years' salary. The Company has no post‐employment benefits and other long‐term employee benefits. Compensation awarded to key management was as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. Dollars)	2020	2019	2020	2019
Salaries	$95	$98	$193	$310
Directors' fees	9	9	18	27
Share‐based payments	85	‐	85	60
	$189	$107	$296	$397

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

b) Manex Resource Group ("Manex") is a private company owned by the Company's Corporate Secretary Mr. Lawrence Page. Under a service agreement dated April 1, 2019, Manex provides the Company's Vancouver office space at CAD 7,500 per month. Either party can terminate the service agreement at any time with 60 days written notice.

9. CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENT RISKS

There has been no change in the Company's approach to capital management, the financial instrument risks or management's approach to those risks during the period ended September 30, 2020.

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